

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Peter H. D'Arrigo
Chief Financial Officer
Envestnet, Inc.
35 East Wacker Drive, Suite 2400,
Chicago, Illinois 60601

> **Re: Envestnet, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 28, 2020**
> **File No. 001-34835**

Dear Mr. D'Arrigo:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services